Exhibit 99.1

JOINT PRESS RELEASE

17. December 2019

European Investment Bank provides funding of €50 million to BioNTech as part of the Investment Plan for Europe

●	Funds will support BioNTech’s research and development of cancer treatments
●	Financing by EU bank is provided under Investment Plan for Europe, or Juncker Plan

The European Investment Bank (EIB) and BioNTech SE (NASDAQ: BNTX, “BioNTech” or “the Company”) announced today the signing of a contract which provides financing of €50 million to BioNTech SE, an international clinical-stage biotechnology company focused on patient-specific immunotherapies for the treatment of cancer and other serious diseases. BioNTech will use the funds for the research and development, market access and manufacturing development for its most advanced treatments under development.

The EU bank’s loan is backed by a guarantee from the European Fund for Strategic Investments (EFSI), the heart of the Investment Plan for Europe – the Juncker Plan – under which the EIB and the European Commission are working together as strategic partners and the EIB’s financing operations are boosting the competitiveness of the European economy.

EIB Vice-President, Ambroise Fayolle, who is responsible for EFSI and operations in Germany, said: “BioNTech focuses on patient-specific immunotherapies for the treatment of cancer and beyond. This approach is highly innovative as it combines ground-breaking research with cutting-edge technologies. For the EIB, in particular with the support of the Juncker-plan, it is a top priority to support investment that is geared towards innovation and greater competitiveness. I therefore very much welcome our cooperation with BioNTech, as the company is driven to become the leading global biotechnology company for individualized cancer medicine, with the headquarters based in the heart of Europe.”

European Commissioner for the Economy, Paolo Gentiloni, said: “The Investment Plan for Europe has a strong track record in supporting innovative biotech companies researching new therapies for serious diseases. The EIB’s €50 million in financing will allow BioNTech to take on more highly-specialized staff and push forward the research and development of treatments that could prove to be life-saving.”

BioNTech’s CFO, Dr. Sierk Poetting, said: “We see the funding of the European Investment Bank as a token of trust in BioNTech as a innovative, and fast growing company. We aim to build a global biotechnology leader. Our focus is to develop and commercialize the next generation of immunotherapies, as we aspire to individualize cancer medicine. We have always placed a significant emphasis on a fully integrated business model including our own manufacturing and production as we want to ensure a high-quality and fast treatment production. The EIB’s funding will increase the production capacities for our mRNA-based product candidates and also create new jobs.”

Background Information

About BioNTech

BioNTech was founded in 2008 on the understanding that every cancer patient’s tumor is unique and therefore each patient’s treatment should be individualized. Its cutting-edge pipeline includes individualized mRNA-based product candidates, innovative chimeric antigen receptor T cells, novel checkpoint immunomodulators, targeted cancer antibodies and small molecules. BioNTech has established relationships with seven pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant and Pfizer, and has published over 150 peer-reviewed publications on its scientific approach.

About the European Investment Bank

The European Investment Bank (EIB) is the long-term lending institution of the European Union owned by its Member States. It makes long-term finance available for sound investment in order to contribute towards EU policy goals.

About the Investment Plan for Europe

The Investment Plan for Europe, the Juncker Plan, is one of the EU’s top priorities to boost investment and to create jobs and growth by making smarter use of existing and new financial resources. The EIB Group is playing a vital role in this investment drive. Through guarantees from the European Fund for Strategic Investments (EFSI), the EIB and the EIF are able to take on a higher share of project risk, encouraging private finance providers to participate in the projects. In addition, EFSI is accompanied by a new advisory service, the European Investment Advisory Hub, which enables public and private project operators to structure their investment projects more professionally. The projects and agreements approved for financing under the EFSI so far are expected to mobilise €450.6 billion in investments and support around more than one million start-ups and SMEs across all 28 Member States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” and those described in BioNTech’s Prospectus filed with the U.S. Securities and Exchange Commission (SEC) on October 11, 2019 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Press contact:

BioNTech SE Michael Boehler, MD, Head of Global External Communications, media@biontech.de, +49 (0)6131 9084 1640

Christof Roche, c.roche@eib.org, tel.: +352 43 79 89013 / Mobile: +32 479 65 05 88
Website: www.eib.org/press - Press Office: +352 4379 21000 – press@eib.org